Mail Stop 3561

January 2, 2009

Mr. Kevin M. Murphy
President and Chief Executive Officer
Lone Mountain Mines, Inc
1174 Manitou Dr., NW
Fox Island, WA 98333

      Re: Lone Mountain Mines, Inc.
             Form 10-Q for the Quarter Ended June 30, 2008
             Form 10-Q for the Quarter Ended September 30, 2008
             File No. 001-32032

Dear Mr. Murphy:

      We have completed our review of your Forms 10-Q and related filings and have no further comments at this time.

                Sincerely,

                Tia Jenkins
                Senior Assistant Chief Accountant
                Office of Beverages, Apparel and
                Health Care Services